Franklin Financial Services Corporation

1500 Nitterhouse Drive

Chambersburg, Pennsylvania 17201-0819

November 30, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Aisha Adegbuyi

Re:Request for Acceleration of Effectiveness

Franklin Financial Services Corporation

Registration Statement on Form S-3

File No. 333-275635

To Whom It May Concern:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Franklin Financial Services Corporation (the “Company”) hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 4:00 PM, Eastern Time, on Monday,  December 4, 2023,  or as soon as practicable thereafter.

Please contact our counsel, Erik Gerhard, Bybel Rutledge LLP at 717-731-8302 or gerhard@bybelrutledge.com,  should you have any questions with respect to this request and to confirm effectiveness of the Registration Statement.

Yours truly,

Franklin Financial Services Corporation

By: /s/ Timonthy G. Henry

Timonthy G. Henry

President & Chief Executive Officer